UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003

Commission File No. 000-32899

TRADE WIND COMMUNICATIONS LIMITED
(Translation of registrant's name into English)

Level 9, 220 George Street, Sydney, NSW Australia 2000
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

TRADE WIND COMMUNICATIONS TWC.V

Media Release October 31, 2003

TWC ANNOUNCES BOARD AND MANAGEMENT CHANGES

SYDNEY, AUSTRALIA - Trade Wind Communications Limited ("TWC") (CDNX:TWC) (TRWDF.OB/Pink sheets), announces that Mr. Malcolm Hemmerling has resigned as managing director of TWC. TWC further announces that the company's chairman Mr. Frank Favretto has been appointed executive chairman and that Mr. David Colvin has been appointed Chief Operating Officer.

Mr. Hemmerling was employed in September 2002, primarily to re-structure TWC so as to enable it to effectively exploit its new technology product EMdirect. The re-structuring process culminated with the rationalisation of non-core and loss making components of the Company, so as to focus the Company solely on the commercialisation of the FLEXML messaging platform and essential messaging services.

Mr. Favretto has been a director of TWC since June 1999 and worked closely with Mr. Hemmerling during the re-structuring period of the past 12 months. Importantly, Mr. Favretto has in depth knowledge of all of aspects of the company's business and has a strong background in the management and development of technology companies.

Mr. Favretto is a qualified chartered accountant with 15 years investment banking experience including, 10 years as a director and executive vice president of Bankers Trust Australia Limited. He has had considerable board and management experience with a number of emerging technology companies and is currently chairman of Onerail Limited, an international technology company 80% owned by four Venture Capital Funds.

Mr. David Colvin has joined TWC as Chief Operating Officer and will have the important responsibility of managing the company's operations and delivering the revenue line. Mr. Colvin has 20 years experience as CEO and sales director in organizations establishing new markets and IT businesses in Australasia including, IT distribution for leading global software vendors and, a $100M software supply business which was acquired by the Nasdaq listed Software Spectrum Inc.

For the Board of Directors

Frank Favretto

Executive Chairman

Trade Wind Communications Limited

This press release contains potential forward-looking statements regarding the Company. The future performance of the Company involves risks and uncertainties that could cause actual results to differ materially. Such risks include competition and pricing pressures, dependence on telecommunication carriers, management of growth, customer turnover, technological change, government regulation, unauthorised use of technology, systems failures and a variety of stock market risks.

About Trade Wind Communications Limited

Trade Wind Communications Limited (TSX:TWC.V and TRWDF.OTC.BB/Pink sheets) is a communications and messaging company that has grown from an original base in Australia and has two main business operations: -

a) Flexemessaging Division, a large scale messaging ASP with a leading edge proprietary technology platform, FLEXML, offering fax, email and mobile messaging solutions for electronic billing, marketing etc and other forms of electronic corporate communication.

b) Voice and Data Systems, a systems integration provider for decision support systems, emergency services and utilities, network monitoring and large-scale data displays.

The company has a significant customer base of blue-chip Australian financial institutions and government agencies. Corporate management is located in Sydney.

Trade Wind Communications Limited is listed on the Toronto Ventures Exchange and trades under the symbol "TWC" and trades on the NASDAQ OTC BB/Pink sheets under the symbol "TRWDF".

For more information please contact Frank Favretto, Sydney, Australia (61 2) 9250 8888

Web site: http://www.tradewind.com.au

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRADE WIND COMMUNICATIONS LIMITED

Date: November 4, 2003

/s/ Frank Favretto
_____________________________
Frank Favretto
Chairman